October 21, 2011

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc. (“Nomura”)
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed June 30, 2011
File No. 001-15270

Dear Mr. Wiggins:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 20, 2011 (the “Letter”) with respect to Nomura’s annual report on Form 20-F for the year ended March 31, 2011 filed with the SEC on June 30, 2011. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2011

Liquidity and Capital Resources, page 50

1.	We note that for eight consecutive years, you have had net cash outflows from operating activities, and net cash outflows from investing activities for the past seven years. These cash outflows have been funded by your financing activities, particularly increases in long-term borrowings. Please revise your discussion in future filings to address this trend, and any other liquidity trends, and to explain the reasons for any material changes in the way you finance your business. Additionally, to the extent dividends are being paid from proceeds of long-term borrowings, please note that in your discussion of dividend payments.

Response:

We will enhance the discussion of liquidity and capital resources, including borrowings and other liquidity trends in our next filing, beginning with our Form 20-F annual report for the fiscal year ending March 31, 2012. In relation to dividends, dividend payments are not necessarily funded from financing activities as reported in our consolidated statements of cash flows. We do not deliberately raise long-term funding specifically to fund dividend payments. As discussed in Item 5B under the caption “Capital Management – Dividends”, dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as our consolidated financial performance.

Tabular Disclosure of Contractual Obligations, page 62

2.	In future filings, please revise your tabular disclosure of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response:

We will revise future filings, beginning with our Form 20-F annual report for the fiscal year ending March 31, 2012, to include an expanded tabular disclosure of contractual obligations showing estimated future contractual interest payments related to long-term debt and our assumptions regarding how variable interest payments are determined.

Contingencies, page F-108

3.	We note your disclosure that you cannot estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss, and your disclosure on page F-110 that you cannot provide any meaningful estimate of your exposure to the existing unresolved demands or any additional breach of representation claims at this time. Please note that there is no requirement to have any level of precision or confidence in your estimate in order to provide this applicable disclosure. In addition, please note that disclosure of an estimate of the possible loss or range of loss (or a statement that such an estimate cannot be made) is required for all matters where there is at least a reasonable possibility that a loss or an additional loss may have been incurred, including matters where an exposure to loss exists in excess of the amount accrued. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

Disclosure on page F-108

ASC 450–20–50 sets forth disclosure requirements regarding loss contingencies. This section states that disclosure of the nature and, in some cases, amount of an accrual that is probable and reasonably can be estimated may be necessary for the financial statements not to be misleading. It further requires the disclosure of loss contingencies that are not recorded on the balance sheet if realization of such contingencies is at least reasonably possible. Such disclosures should indicate the nature of the contingency, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Accordingly, in the Notes to the Consolidated Financial Statements in our 2011 Form 20-F, we explain that various legal actions, proceedings and claims are pending or may be instituted or asserted against us. For matters where the amount of the claim alleged by the counterparty is specified, we have disclosed that this indicates our current estimate of the maximum loss Nomura may incur in each such matter in our disclosures. As disclosed, for some other matters, Nomura is not able to provide any estimate of its exposure to loss.

We believe our current disclosures comply with the criteria and guidance in ASC 450. However, in response to the Staff’s comments we will in our future filings, beginning with our Form 20-F annual report for the fiscal year ending March 31, 2012, include the following revised introductory disclosure in the litigation section:

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer ~~economic~~ loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

~~In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.~~

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. ~~Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.~~

Nomura regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), Nomura recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, Nomura discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to Nomura is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

For those ~~The most~~ significant actions and proceedings ~~against~~ described below where the counterparty has alleged a specific amount of damages, Nomura ~~are summarized below. Where~~ currently estimates that the reasonably possible~~,~~ loss for the matter would not exceed the amount specified in each case ~~of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur~~.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

Disclosure on page F-110/Procedures to estimate/Factors causing inability to estimate

On at least a quarterly basis, we evaluate current litigation in consultation with external counsel. In this process, discussions regarding new and existing proceedings and claims focus on, but are not limited to, (i) the stage of each proceeding; (ii) any damages sought; (iii) whether the damages are unsupported and/or exaggerated; (iv) whether there is uncertainty as to the outcome of pending appeals or motions; (v) whether there are significant factual issues to be resolved; and/or (vi) whether the matters involve novel legal issues or unsettled legal theories underlying the claims. As a result of these meetings, management concludes (i) whether accruals are required under ASC 450–20–25–2, (ii) whether an estimate of possible loss or range of loss can be made under ASC 450–20–50–4, if accruals are not appropriate, or (iii) if an estimate cannot be made.

In preparation for Nomura’s disclosure on page F-110 regarding loan repurchase claims in connection with mortgage loans securitized by certain of its U.S. subsidiaries, Nomura reviewed, and believes that it has complied with, the disclosure requirements under ASC 450–20–50. Paragraphs 3–5 of ASC 450–20–50 require disclosure regarding the nature of a reasonable possible loss contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. The second, third and fourth paragraphs on page F-110 of the 2011 Form 20–F provide disclosure regarding the nature of the contingency and include a statement that an estimate of the loss cannot be made in accordance with ASC 450–20–50. Our ability to estimate Nomura’s exposure to such claims is hindered by a number of factors which include the following. Macroeconomic conditions, including the unemployment rate, which affect the rate of defaults in residential mortgages, the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans.

In preparation for Nomura’s disclosure of the subsequent event concerning the complaint by Federal Home Loan Bank of Boston of April 2011, Nomura reviewed, and believes that it has complied with, the disclosure requirements under ASC 450–20–50. The relevant paragraph on page F-109 provides disclosure regarding the nature of the contingency and includes a statement that an estimate of the loss cannot be made in accordance with ASC 450–20–50. Our ability to estimate Nomura’s exposure to this claim is hindered by a number of factors which include the lack of information at this early stage of the proceeding, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive.

Nomura will continue to assess whether it is able to express an opinion regarding the reasonably possible loss or range of possible loss, if any, as additional information becomes available, and will modify its disclosures in future filings to the extent appropriate.

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Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa
Chief Financial Officer

cc:	Eric McPhee
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige (Ernst & Young ShinNihon LLC)